

July 14, 2016

Via E-mail
Mr. Luke E. Alverson, Esq.
General Counsel and Secretary
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, Texas 75240

> **Re:    CSW Industrials, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 6, 2016**
> **File No. 001-37454**

Dear Mr. Alverson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.  We note the response to our prior oral comment regarding the need to have filed a preliminary copy of the proxy statement under Rule 14a-6(a) of Regulation 14A.  As set forth in Question I.G.2 of our Manual of Publicly Available Telephone Interpretations, Third Supplement dated July 2001, we believe that the company reasonably should have known of the solicitation in opposition by Newtyn Partners, LP et al. at the time that it filed its proxy statement in definitive form.  Given that the company appears to have already mailed the proxy statement, please immediately disseminate to security holders the disclosure specified in Items 4(b) and 5(b) of Schedule 14A, as well as disclosure describing any change to the voting standard resulting from the existence of the solicitation in opposition.

2. Please file as solicitation materials the slides referenced in your Form 8-K filed on July 11, 2016, or provide an analysis as to why you believe that this is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:     James E. O'Bannon, Esq.
        Jones Day